Exhibit 6.1

PROPERTY MANAGEMENT AGREEMENT

THIS PROPERTY MANAGEMENT AGREEMENT (the “Agreement”) is entered into as of this __ day of ____ month, 2023 by and between ____________, a __________ limited liability company (the “Owner”) and Mansion Life Properties NC, a North Carolina limited liability company (the “Property Manager”).

RECITALS

1.	Owner owns the residential property located at _______________, North Carolina (the “Property”), which Owner intends to operate as a flexible rental.

2.	Owner seeks to engage Manager to manage, operate, and maintain the Property as a flexible rental on behalf of Owner, and Manager seeks to accept such engagement upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein, the above recitals which are incorporated herein by reference, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Owner and Manager hereby agree as follows:

ARTICLE I
DEFINITIONS

Terms not defined elsewhere in this Agreement shall have the meanings set forth below.

“Accounting Period” means a 12-month calendar year ending on December 31st. Provided, however, the first Accounting Period shall commence upon Stabilization and end on December 31st, and the last Accounting Period shall end upon expiration or sooner termination of the Term.

“Affiliate” means, with respect to any Person: (a) any other Person that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such Person; (b) any other Person owning or controlling 50% or more of the outstanding voting securities of, or other ownership interests in, such Person; and (c) any officer, director, general partner or managing member of such Person.

“Final Accounting” shall include the following: (a) final financial statements including the balance of income and expenses on the Property as of the date of termination, (b) written summary of all outstanding accounts payable and copies of all outstanding invoices, (c) final bank statements following the close of the Operating Account and of any security deposit accounts established pursuant hereto, and (d) Property-level income tax and 1099 information.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

“Gross Rental Receipts” means the aggregate amount of all gross receipts actually received by or on behalf of Owner, determined on a cash basis, from (a) tenant rentals and other sums collected pursuant to leases (excluding tenant security deposits returned to tenants) and other amounts collected for rental of the Property, (b) income from the operation of the Property, including but not limited to, internet access, laundry, and vending machines, if any, (c) proceeds from rental loss or business interruption insurance, (d) any sums and charges collected in connection with the termination of tenant leases or settlement of related claims and (e) application fees, pet fees, administrative fees, and other similar miscellaneous income. Gross Rental Receipts shall not include the proceeds of (i) any sale, exchange, refinancing, condemnation, or other disposition of all or any part of the Property, (ii) any loans to Owner, whether or not secured by all or any part of the Property, (iii) any capital contributions made to Owner, (iv) any insurance proceeds (other than rental loss or business interruption insurance) maintained with regard to the Property, (v) security deposits received from any prior owner of the Property or directly from tenants (until applied to obligations that constitute Gross Rental Receipts) and any interest accrued thereon, (vi) cleaning fees, (vii) interest income, (viii) advance rents (until such payments are to apply as rental income), (ix) abatements of taxes, awards arising out of takings by eminent domain, discounts and dividends on insurance policies and (x) rental concessions not paid by third parties.

“Leasing Guidelines” means the leasing guidelines attached hereto as Exhibit A that set forth the guidelines for leasing the Property for each Accounting Period. The Leasing Guidelines and any modifications thereto must be approved by Owner.

“Major Capital Expenditures” means (i) any expenditure to repair, maintain, or replace the foundation, structural support, or roof of the Property, which such maintenance, repair or replacement will extend the useful life of such asset for more than one year and which is required to be capitalized in accordance with GAAP, and (ii) the cost to acquire and replace any furniture, fixtures, and equipment which exceed one thousand dollars.

“Minor Capital Expenditures” means all Capital Expenditures other than Major Capital Expenditures.

“Operating Account” means an interest-bearing depository account or accounts in the name of Owner opened and maintained by Manager for the benefit of Owner with a reputable FDIC-insured bank or financial institution approved by Owner into which deposits, and from which disbursements, are made pursuant to this Agreement.

“Owner’s Gross Profit” means, for the applicable Accounting Period, Gross Rental Receipts paid to Owner less all of Owner’s Operating Costs;

“Owner’s Operating Cost” means the sum total of: all fees paid to Property Manager hereunder, all utilities for the Property, Taxes, premiums for insurance described in Section 8.01, homeowner’s dues and assessments, fees for services, repairs and maintenance described in Section 5.02 including Minor Capital Expenditures and Major Capital Expenditures (amortized in accordance with GAAP) paid or incurred by Owner for maintaining, operating and repairing the Property used in conjunction therewith, including, without limitation, the costs of other services not paid separately by Property Manager, services of independent contractors, suppliers, compensation, including employment taxes and fringe benefits, of all persons who perform duties in connection with services, repairs and maintenance described in Section 5.02 including Minor Capital Expenditures and Major Capital Expenditures, asset management fees, licenses, permits and inspection fees, and reasonable legal and accounting expenses.

“Person” means any individual, partnership, corporation, limited liability company, trust or other legal entity.

“Property Employees” means those persons employed by Property Manager to discharge Property Manager’s duties under this Agreement, including without limitation on-site management staff, if any.

“Working Capital Reserve” means a cash reserve held in the Operating Account that is readily available to Property Manager during the Term to finance the services, repairs and maintenance described in Section 5.02 including Minor Capital Expenditures and Major Capital Expenditures, insurance premiums for the Property described in Section 8.01, and utilities for the Property, in such amounts as determined by the Owner in its sole discretion.

ARTICLE II
APPOINTMENT OF MANAGER; TERM

Section II.01    Appointment of Property Manager. Owner hereby engages Manager, and Manager agrees to serve, as the exclusive manager of the Property for the period of time and upon the terms and conditions hereinafter set forth. Manager shall manage, operate and maintain the Property in accordance with the terms of this Agreement.

Section II.02    Authority of Property Manager. Except as set forth in Section 3.11 below, any Leasing Guidelines as may be established from time to time by the Owner, and otherwise specifically provided, the Property Manager shall have sole authority and complete discretion over the care, custody, maintenance and management of the Property.

Section II.03    Term. The term of this Agreement shall commence on _______________ (the “Commencement Date”) and expire on the two (2) year anniversary of the Commencement Date (the “Term”). Not less than sixty (60) days prior notice to the conclusion of the Term, either party may notify the other party in writing of its desire to terminate this Agreement, in which chase it shall terminate at the conclusions of the Term. If not so Terminated, this Agreement shall automatically renew for successive Terms of two (2) years. Notwithstanding the foregoing, the Owner may terminate this Agreement at any time for any reason without penalty upon ninety (90) days written notice to the other party.

ARTICLE III
MANAGER DUTIES

Section III.01    Leasing. Property Manager shall:

(a)         advertise the availability of the Property for rent on a flexible-term basis on sites such as Airbnb, MansionLife.com, Booking.com and VRBO/Homeaway (each a “Rental Platform”) and their affiliated sites, and otherwise promote and market the Property for use as a flexible-term rental;

(b)         secure tenants and lease the Property in accordance with the then-current Leasing Guidelines, if any, approved by Owner, or, if the tenant is procured through a Rental Platform, prepare the prospective lease on the form lease provided by the applicable Rental Platform;

(c)         collect all rent payments and other charges due from tenants in Owner’s name and deposit all such monies in the Operating Account; and

(d)         offer the property to the public for leasing in compliance with all applicable federal and state laws, regulations and ethical duties, including but not limited to, those prohibiting discrimination on the basis of race, color, religion, sex, national origin, handicap, familial status, sexual orientation or gender identity in the leasing of the Property.

Section III.02    Budget. For each Accounting Period, not later than December 1st, the Property Manager shall prepare a proposed budget for the upcoming calendar year Accounting Period, which shall include the projected: (i) Gross Rental Receipts, (ii) Owner’s Operating Costs, and (iii) Working Capital Reserve. The budget will be submitted to Owner for approval and following such approval shall constitute an “Approved Budget” for purposes of this Agreement. The Approved Budget for the initial Accounting Period is attached hereto as Exhibit C. If the proposed budget for an Accounting Period is not approved prior to such Accounting Period, Property Manager shall operate the Property in accordance with the prior year’s Approved Budget until such time as a new budget is approved by Owner, which approval may be by electronic mail in accordance with Section 9.01 below, excluding the obligation to provide confirmation within 48-hours. In addition to the Approved Budget, Property Manager shall provide Owner all other reports required by any loan documents evidencing any debt secured by the Property (“Loan Documents”) and shall comply with the provisions of the Loan Documents applicable to the Property and to the Property Manager, if any.

Section III.03    Property Employees. Property Manager shall be solely responsible and liable for hiring, training, paying, supervising, and discharging the work of the Property Employees. The Property Employees shall be employees of Property Manager and not of Owner and Property Manager shall be solely responsible for legal compliance concerning the foregoing activities. All compensation including salary and fringe benefits payable with respect to the Property Employees shall be solely the responsibility of the Property Manager. Property Manager shall prepare and submit all forms, reports and returns required by all federal, state, or local laws in connection with unemployment insurance, workers’ compensation insurance, disability benefits, social security, and other similar taxes now in effect or hereafter imposed with respect to the Property Employees.

Section III.04    Supplies and Equipment. Property Manager shall provide and replace as necessary supplies for the Property, including without limitation: cleaning supplies, tools, equipment, light bulbs, paint, shampoo, conditioner, body wash, toilet paper and other restroom supplies, coffee pods, paper towels, laundry detergent, dishwasher detergent and other items and supplies necessary for the use, operation and maintenance of the Property and customarily used in flexible-term rental properties (collectively, “Supplies”).

Section III.05    Services, Repairs and Maintenance.

(a)         Property Manger shall maintain or cause the Property and all improvements thereon to be maintained in good order, repair, and condition.

(b)         Property Manager shall: (i) complete all routine maintenance and repairs of the Property, (ii) complete all Minor Capital Expenditures, including maintenance and repair of furnishings, fixtures, and equipment, (iii) complete all Major Capital Expenditures pursuant to Section 5.02, and (iv) without limiting the generality of the foregoing, such maintenance and repair shall include exterior grounds and landscaping services, routine repairs to improvements, cleaning and janitorial services, maintenance of HVAC systems, plumbing, electrical and equipment and such other normal maintenance and minor alteration and repair work as may be advisable or necessary and customary for the use and operation of the Property as a flexible-term rental property. Property Manager shall hire and discharge independent contractors approved by Owner for the repairs and maintenance of the Property as set forth herein to the extent involvement of such independent contractors is necessary for the completion of such work. Property Manager shall be solely responsible for supervising such work and for any and all damages to the Property or injuries to Persons caused by work.

Section III.06    Preventative Maintenance. Property Manager shall establish, and administer, a preventive maintenance plan for the Property (subject to Owner approval), and shall review such plan on an annual basis and make any necessary adjustments to such plan in Property Manager’s reasonable opinion.

Section III.07    Emergency Repairs. Property Manager may make expenditures or enter into contracts for repairs to the Property which, in Property Manager’s opinion, using reasonable business judgment, are immediately required to be made for the preservation and safety of the Property, or to avoid danger to life or property at the Property (“Emergency Expenditures”). Property Manager shall promptly, but in no event later than 24 hours from the time Property Manager learns of such emergency, notify Owner by telephone, electronic mail or similar method of any such emergency. Promptly thereafter, Property Manager shall send Owner a written notice setting forth the nature of the emergency and any action taken in connection therewith.

Section III.08    Compliance with Laws. Property Manager shall, at its sole cost and expense, perform its obligations hereunder in a manner which shall comply with and shall cause the Property to comply in all respects with all statutes, laws, rules, regulations, requirements, notices, determinations, and ordinances of any federal, state, or local government and appropriate departments and commissions, as well as with the requirements of any insurance companies covering any of the risks against which the Property is insured and with the rules, regulations and requirements of the applicable board of fire underwriters or other similar insurance body (collectively, the “Requirements”). Property Manager shall promptly notify Owner of any notice of violation of Requirements with respect to the Property that it receives from any governmental authority.

Section III.09    Legal Proceedings. Subject to Owner’s prior approval, Property Manager shall institute legal actions, which Property Manager deems appropriate to collect charges, rent, or other income from the Property, or to dispossess tenants or other persons in possession who default, or to cancel or terminate any rental agreement for the breach thereof. Subject to Owner’s prior approval, Property Manager is authorized to institute and defend on behalf of Owner and/or Manager all legal actions related to Property Manager’s authority and performance under this Agreement. Attorneys’ fees and costs for such legal actions shall be at Manager’s expense. Settlement of all legal matters require the Owner’s advance written approval.

Section III.10    General Duties. Property Manager shall, at Property Manager’s sole cost and expense:

(a)         maintain orderly files containing rent records, insurance policies, leases, correspondence, receipted bills and vouchers, bank statements, canceled checks, deposit slips, debit and credit memos, and all other documents and papers pertaining to the Property or the operation thereof in accordance with the terms of this Agreement, all of which shall be readily accessible to Owner;

(b)         provide Property-level reports for the preparation and filing by Owner of each income or other tax return required by any governmental authority, including annual financial statements for the Property;

(c)         consider and record tenant service requests and complaints in systematic fashion showing the action taken with respect to each, and investigate and report to Owner in a timely fashion with appropriate recommendations all complaints of a nature that might have a material adverse effect on the Property or the Approved Budget;

(d)         supervise the check-in and check-out, and render an inspection report, an assessment for damages and a recommendation on the disposition of any deposit held as security for the performance by the tenant under its lease with respect to vacating the Property;

(e)         review all bills received for the services, work, and supplies ordered in connection with maintaining, repairing, and operating the Property and, except as otherwise provided in this Agreement, timely pay such bills when due; and

(f)         not knowingly permit the use of the Property for any purpose that might void any policy of insurance held by Owner or that may render any loss thereunder uncollectible, or be in violation of any laws. All such records are the property of Owner and will be delivered to Owner upon request.

PROPERTY MANAGER SHALL CONDUCT ALL BROKERAGE ACTIVITIES IN REGARD TO THIS AGREEMENT WITHOUT RESPECT TO THE RACE, COLOR, RELIGION, SEX, NATIONAL ORIGIN, HANDICAP, OR FAMILIAL STATUS OF ANY PARTY OR PROSPECTIVE PARTY. FURTHER, REALTORS® HAVE AN ETHICAL DUTY TO CONDUCT SUCH ACTIVITIES WITHOUT RESPECT TO THE SEXUAL ORIENTATION OR GENDER IDENTITY OF ANY PARTY OR PROSPECTIVE PARTY.

Section III.11    Limitations of Property Manager Authority. Notwithstanding any other provision of this Agreement to the contrary, the Property Manager shall not have the authority to sell, transfer, encumber or convey the Property, provided however, that the Property Manager may deliver to the Owner any offers received by the Property Manager to purchase the Property and any research or analysis prepared by the Property Manager regarding the potential sale of the Property.

ARTICLE IV
MANAGEMENT FEES; BOOKS AND RECORDS; DISBURSEMENT TO OWNER

Section IV.01    Management Fee. As compensation for services performed by under this Agreement, the Property Manager shall receive a management fee for each Accounting Period (the “Management Fee”) equal to __% of the Gross Receipts received by the Property during the Accounting Period. The Management Fee is payable monthly in arrears in accordance with Section 4.02 below.

Section IV.02    Other Fees. Property Manager may from time to time, in its sole discretion, provide or arrange services for tenants, including but not limited to rentals, trip insurance, tenant damage insurance, special event bookings and other special services, and any such fees shall belong exclusively to Property Manager. Property Manager may also charge and retain reasonable cleaning fees and administrative fees to tenants to cover the costs of processing tenants’ reservations, transfers or cancellations.

Section IV.03    Payment of Management Fee. Within fifteen (15) days after the end of each calendar month, Property Manager shall submit to Owner a written statement which shall set forth the (a) Gross Rental Receipts, and (ii) Owner’s Operating Costs, each for the preceding calendar month (the “Monthly Statement”). Within thirty (30) days after the end of each Accounting Period, Property Manager shall furnish to Owner a written statement showing total (i) Gross Rental Receipts, and (ii) Owner’s Operating Costs, each by month and a total for the Accounting Period (“Annual Statement,” and together with the Monthly Statement, the “Statement”). Property Manager shall pay to Owner at that time the excess, if any, revealed by such Annual Statement of the Management Fee due over the Management Fee payments previously made. If it is determined that Owner has paid Manager a Management Fee for any Accounting Period in excess of sums actually due, such excess shall be credited by Owner against the Management Fee due in the subsequent month(s).

Section IV.04    Books and Records. Property Manager shall keep full, complete and proper books, records and accounts for the Property, including, by way of illustration only, (i) Gross Rental Receipts and (ii) Owner’s Operating Costs. Owner and its agents and employees shall have the right at any and all reasonable times, during regular business hours, to examine and inspect all of the books and records of the Property, including all accounting entries, general ledgers, financial statements, Statements, any sales and/or income tax returns pertaining to the business of Property Manager conducted in, upon, or from the Property, for the purpose of investigating and verifying the accuracy of any Statement. Manager shall keep all such records for a period of three (3) years after the close of each Accounting Period. All records shall be maintained by Property Manager at its principal address set forth in the signature block of this Agreement. Property Manager shall, within ten (10) days after a request by Owner, provide Owner with true copies of any and all records requested for the Property.

Section IV.05    Disbursements to Owner. After payment of Owner’s Operating Costs at month-end, all remaining funds in the Operating Account (less the Working Capital Reserve) shall be immediately disbursed to Owner and transferred by electronic funds transfer to an account designated by Owner.

ARTICLE V
OWNER’S RIGHTS AND DUTIES

Section V.01    Inspection of Property. Owner and its agents shall have the right to enter upon any part of the Property at any reasonable time during the Term for the purpose of examining or inspecting the Property, but any inspection shall be done with as little disruption to the business of the Property as possible and subject to the terms of any leases and the rights of tenants.

Section V.02    Services, Repairs and Maintenance Cost of Owner. Owner shall pay for the services, repairs and maintenance described under Sections 3.05, 3.06, and 3.07, all Minor Capital Expenditures and Major Capital Expenditures. Owner shall pay for any supplies and equipment described under Section 3.04. Property Manager shall notify Owner of any necessary repairs or replacements that qualify as Major Capital Expenditures, and Owner shall have the right, in its sole discretion, to proceed with such work. Property Manager shall supervise and monitor all Major Capital Expenditures.

Section V.03    Utilities. Property Manager may contract in Owner’s name and pay directly to the applicable service provider all utilities provided to and serving the Property, the costs of which shall be borne by the Owner and included in the Working Capital Reserve.

Section V.04    License and Permits of Owner. Owner shall, at its sole cost and expense, be responsible for payment for all licenses and permits required for the Property, including use as a short-term rental property. Property Manager agrees to cooperate with Owner in gathering data for processing applications for permits and licenses that Owner pursues for the Property and its use as a short-term rental.

Section V.05    Taxes. Owner shall be solely responsible for all real estate and personal property taxes, general and special real property assessments, sales and use tax, occupancy tax, and other like charges (collectively, “Taxes”) which are or may become assessed against the Property or its operations. Property Manager, if requested by Owner, will cooperate with Owner to prepare an application for correction or appeal of the assessed valuation of the Property (in cooperation with representatives of Owner) to be filed with the appropriate governmental agency. Sales and use Tax or occupancy Tax due on rental proceeds which are collected by the Property Manager from tenants will be paid to the appropriate governmental entities by the Property Manager to ensure compliance.

ARTICLE VI
ACCOUNTING

Section VI.01    Operating Account. Owner authorizes Property Manager to open and maintain the Operating Account in the name of Owner, with an authorized representative of Property Manager as a signatory, and Owner shall deliver to Property Manager any documentation reasonably requested by the depository institution which is necessary to establish the Operating Account. Subject to the requirements of any Loan Documents, all monies received by Property Manager for or on behalf of Owner, shall be deposited by Property Manager in the Operating Account. All monies of Owner held by Property Manager pursuant to the terms of this Agreement shall be held by Property Manager in trust for the benefit of Owner to be disbursed as provided in this Agreement, and such funds shall not, unless Owner otherwise has agreed or directed, be commingled with the funds of any other Person, including Property Manager, its employees, or Affiliates. Property Manager shall maintain books and records of the funds deposited in the Operating Account and withdrawals therefrom. Persons designated by Property Manager and approved by Owner from time to time shall be authorized signatories on the Operating Account. All persons designated by Property Manager as authorized signatories or who otherwise handle funds for the Property shall be covered by insurance maintained by Manager as set forth under Section 8.02.

Section VI.02    Working Capital Reserves. Owner shall deposit in the Operating Account funds sufficient to fund the Working Capital Reserve in the Approved Budget to the extent that such expenses are reasonably expected to exceed funds derived from the operation of the Property for the applicable Accounting Period. Owner shall replenish any depletion in the Working Capital Reserve within ten (10) days after receiving a request from Property Manager.

Section VI.03    Advance Payments. Property Manager shall place all advance payments from tenants, including rent, security deposits and any other fees permitted by law, in a trust account(s) in Property Manager’s name in a North Carolina bank or savings institution. Property Manager may provide in tenants’ leases that such advance payments may be placed in an interest-bearing account(s). Owner agrees that any such interest shall belong to Property Manager, and that Property Manager may remove such interest from the account(s) at all times and with such frequency as is permitted under the terms of the account(s).

Section VI.04    Statements and Accounting Method. Property Manager must maintain accurate records of all funds received and disbursed in connection with the management of the Property and provide monthly reports in accordance with the terms of Section 4. If requested by Owner, Property Manager will cooperate in an audit of an Accounting Period by an independent certified public accountant selected and paid for by Owner. Property Manager shall also comply with all reporting requirements relating to the management and operation of the Property required under any Loan Documents affecting the Property. Owner may request, and Property Manager shall provide within a reasonable period after such request, additional leasing and management reports that relate to the management and operation of the Property and assistance with any special accounting projects.

Section VI.05    Tax Information. Property Manager shall provide Owner with the Statements and all other financial statements and information necessary for Owner to prepare its income tax returns no later than forty-five (45) days following the end of the Accounting Period.

Section VI.06    Expenses for Statements. All costs and expenses incurred in connection with the preparation of any Statements, budgets, schedules, computations and other reports required under this Agreement shall be the responsibility of Owner.

ARTICLE VII
LIMITATION OF LIABILITY; INDEMNIFICATION

Section VII.01    Limitation of Liability. None of the Property Manager, its affiliates, or any of their respective directors, members, stockholders, partners, officers, employees or controlling persons (collectively, “Managing Parties”) shall be liable to the Owner for (i) any act or omission performed or failed to be performed by any Managing Party (other than any criminal wrongdoing) arising from the exercise of such Managing Party’s rights or obligations hereunder, or for any losses, claims, costs, damages, or liabilities arising therefrom, in the absence of criminal wrongdoing, willful misfeasance or gross negligence on the part of such Managing Party, (ii) any tax liability imposed on the Owner, or (iii) any losses due to the actions or omissions of the Owner or any brokers or other current or former agents or advisers of the Owner.

Section VII.02    Indemnification by Owner. To the fullest extent permitted by applicable law, the Owner will indemnify the Property Manager and its Managing Parties against any and all losses, damages, liabilities, judgments, costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”) to which such person may become subject in connection with any matter arising out of or in connection with this Agreement, except to the extent that any such Loss results solely from the acts or omissions of a Managing Party that have been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to have resulted primarily from such Managing Party’s fraud, willful misconduct or gross negligence. If this Section 7.02 or any portion hereof shall be invalidated on any ground by a court of competent jurisdiction, the Owner shall nevertheless indemnify the Managing Party for any Losses incurred to the full extent permitted by any applicable portion of this Section that shall not have been invalidated.

Section VII.03    No Warranty. The Property Manager gives no warranty as to the performance or profitability of the Property or as to the performance of any third party engaged by the Property Manager hereunder. The Property Manager may rely upon and shall be protected in acting or refraining from action upon any instruction from, or documentation signed by, any authorized person of the Owner or other person reasonably believed by the Property Manager to be authorized to give or sign the same whether or not the authority of such person is then effective.

Section VII.04    Indemnification by Property Manager. Property Manager shall indemnify and hold harmless Owner, each person who holds a direct or indirect ownership interest in Owner and their respective officers, directors, shareholders, agents, employees, parents, subsidiaries, and Affiliates (collectively, the “Owner Indemnitees”), and defend the Owner Indemnitees with counsel reasonably satisfactory to Owner, against any and all Claims arising out of or in connection with (i) the negligence, willful misconduct, or fraud of Property Manager, the Property Employees, or Property Manager’s agents, (b) Property Manager’s breach of this Agreement, (c) any Claims by Property Employees and independent contractors performing services that are Property Manager’s responsibility under this Agreement.

ARTICLE VIII
INSURANCE

Section VIII.01    Insurance on the Property. Owner shall obtain and maintain, or cause to be obtained and maintained, at Owner’s expense, each of the following:

(a)         Casualty Insurance. All risks property insurance on the improvements in an amount not less than one hundred percent (100%) of the full replacement costs of the improvements. “Full replacement cost” as used herein means the cost of replacing the improvements (exclusive of the cost of excavations, foundation and footings below the lowest basement floor) without deduction for physical depreciation thereof.

(b)         Liability and Other Insurance. Commercial general liability insurance, in an amount not less than $1,000,000 on an occurrence basis against claims for personal injury, bodily injury and property damage.

Section VIII.02    Property Manager’s Insurance.

(a)         During the Term of this Agreement, Property Manager shall carry and maintain comprehensive general liability insurance and excess or umbrella liability in amounts satisfactory to Owner and any mortgageholder, including (i) contractual liability insurance specifically covering the indemnification obligations of Property Manager under this Agreement on an “occurrence” basis against claims for bodily injury, personal injury, and property damage with limits not less than $1,000,000 per occurrence and $2,000,000 general aggregate and (ii) coverage for harassment, cyber liability, wrongful eviction, tenant discrimination, and comprehensive fidelity insurance (including depositors forgery) on a claims made basis with limits of not less than $1,000,000 per claim and $2,000,000 general aggregate liability (collectively, the “Manager’s Liability Insurance”). The Owner and mortgageholder, if any, shall be named additional insured on the Manager’s Liability Insurance, which shall be primary to any insurance coverage described in Section 8.01. Property Manager shall provide to Owner a written certificate from the carrier reflecting that Manager’s Liability Insurance is effective in accordance with this Section 8.02 and that Manager’s Liability Insurance will not be canceled or modified without at least thirty (30) days prior written notice to Owner and any mortgageholder.

(b)         Property Manager shall carry and maintain crime and dishonesty insurance and also carry and maintain errors and omissions insurance, director and officers insurance and employment practices insurance with a minimum of $1,000,000 in coverage.

(c)         All insurance provided for under this Section 8.02 shall be carried and maintained at Property Manager’s sole expense, effected under valid enforceable policies issued by insurers approved by Owner and licensed to do business in the State where the Property is located. All property, general liability and excess or umbrella liability insurance shall include coverage for acts of terrorism. All policies shall comply with the insurance requirements set forth in any mortgage loan. The certificates for the required policies shall be delivered by Property Manager to Owner, and any mortgageholder within five (5) days after request therefor from any such entity. If requested by Owner, or any mortgageholder, Property Manager shall deliver to Owner satisfactory evidence of payment of the premium on such policy prior to the expiration date of such policy. To the extent obtainable, all such policies shall contain agreements by the insurers that (i) no act or omission by the party responsible for maintaining such coverage shall impair or affect the rights of an additional insured, mortgagee or loss payee to receive and collect the proceeds under the policies, (ii) such policies shall not be cancelled except upon not less than thirty (30) days prior written notice to each additional insured, and (iii) the coverage afforded thereby shall not be affected by the performance of any work in or about the Property.

(d)         Property Manager shall cause to be placed and kept in force workers’ compensation insurance in compliance with all applicable federal, state, and local laws and regulations covering all Property Employees.

Section VIII.03    Waiver of Subrogation. Each insurance policy required hereunder with respect to the Property shall contain a waiver of subrogation and similar rights, whereby the insurer thereunder waives any right of subrogation it may have with respect to the Owner, Property Manager or any mortgageholder for any claims that are insured under such policy. Each party shall notify the other party if any insurance carrier does not agree to waive subrogation rights in any property insurance policy required by this Agreement.

Section VIII.04    Handling Claims. Property Manager shall promptly report to Owner all accidents, claims for damages relating to the ownership, operation and maintenance of the Property, any damage to or destruction of the Property, and the estimated costs of repair thereof, and prepare and file with the applicable insurance company in a timely manner required reports in connection therewith. Property Manager shall cooperate with and assist Owner in the investigation, processing, or settlement of claims affecting the Property including the execution of proofs of loss, the adjustment of losses, signing and collection of receipts, and collection of money, with the prior approval of Owner.

ARTICLE IX
MISCELLANEOUS PROVISIONS

Section IX.01    Notices. Except as otherwise specifically provided herein, all notices shall be deemed duly given when sent in writing by registered mail, overnight courier or email to the appropriate party at the following addresses, or to such other address as shall be notified in writing by that party to the other party from time to time:

If to the Owner:

If to the Property Manager:

Section IX.02    Independent Contractor. For all purposes of this Agreement, the Property Manager shall be an independent contractor and not an employee or dependent agent of the Owner nor shall anything herein be construed as making the Owner a partner or co-venturer with the Property Manager, any other Managing Party or any of its other clients. Except as expressly provided in this Agreement or as otherwise authorized in writing by the Owner, the Property Manager shall have no authority to bind, obligate or represent the Owner.

Section IX.03    Severability. If any term, covenant, or condition of this Agreement or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term, covenant, or condition to a person or circumstance other than those as to which it is held invalid or unenforceable, shall not be affected thereby. Each term, covenant, or condition of this Agreement shall be enforced to the fullest extent permitted by law.

Section IX.04    Electronic Signatures. Signature pages may be executed by any electronic means recognized by applicable law, and signature pages may be delivered by, email or other electronic means and shall be conclusive evidence of execution. Any electronic signature hereto or to any other related certificate, agreement or document, shall have the same legal validity and enforceability as a manually executed signature.

Section IX.05    Entire Agreement. This Agreement embodies the entire agreement and understanding between Owner and Property Manager with respect to its subject matter and supersedes all prior agreements and understandings, written and oral, between Owner and Property Manager related to that subject matter.

Section IX.06    Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of North Carolina without giving effect to the principles of conflict of laws to the extent such principles would require or permit the application of the laws of another jurisdiction. Venue for any action brought to enforce this Agreement or collect any sum due under this Agreement shall be in any court of applicable jurisdiction in Mecklenburg County, North Carolina.

Section IX.07    Modification and Waiver. This Agreement and the obligations of the parties under this Agreement may be amended, supplemented, waived, and discharged only by an instrument in writing executed by the party against which enforcement of the amendment, addendum, waiver, or discharge is sought.

Section IX.08    Assignment. This Agreement may not be assigned by either party without the consent of the other party. In performing its obligations under this Agreement, the Property Manager may, at its discretion, delegate any or all of its rights, powers and functions under this Agreement to any Person without the need for the consent of the Owner provided that the Property Manager’s liability to the Owner for all matters so delegated shall not be affected by such delegation.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

OWNER

[SERIES]

By: Mansion Group Inc., its Managing Member

By:

Chief Executive Officer

PROPERTY MANAGER

MANSION LIFE PROPERTIES NC

By:

Broker-in-Charge

License Number: